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SEC FILE NUMBER
8- 26346

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/08 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Sachs JBWere Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Street, 4th Floor
(No. and Street)

New York, NY (City) NY (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Hyden 1-212-855-0346 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PricewaterhouseCoopers LLP Center 300 Madison Avenue, NY, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Goldman Sachs JBWere Inc.

(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)

Statement of Financial Condition

December 31, 2009

Goldman Sachs JBWere Inc.

(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)

Index

December 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Goldman Sachs JBWere Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs JBWere Inc. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 19, 2010

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 7,027,917
Loan receivable from Parent	15,182,712
Receivable from affiliates	304,305
Deferred income taxes	171,165
Other assets	806,234
Total assets	$ 23,492,333
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 2,769,584
Accrued expenses and other liabilities	2,133,146
Total liabilities	4,902,730
Commitments (see Note 6)	
Stockholder's equity	
Common stock ($50 par, 1,000 shares authorized, 760 shares issued and outstanding)	38,000
Additional paid-in capital	6,702,000
Retained earnings	11,849,603
Total stockholder's equity	18,589,603
Total liabilities and stockholder's equity	$ 23,492,333

The accompanying notes are an integral part of this statement of financial condition.

1. Description of Business

Goldman Sachs JBWere Inc. (the "Company") is wholly owned by Goldman Sachs JBWere Group Holdings Pty. Ltd. of Melbourne, Australia (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA").

The Company's principal business activity is brokering Australian and New Zealand securities for its U.S. customers with affiliated broker-dealers in Australia and New Zealand. Goldman Sachs and Co., an affiliated company, brokers Australian and New Zealand securities trades with its U.S. based clients on behalf of the Company, for which the Company receives a commission. Goldman Sachs JBWere Pty Ltd, an Australian affiliate, executes and clears all of the above mentioned Australian securities transactions on behalf of the Company. Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, executes and clears all of the above mentioned New Zealand securities transactions on behalf of the Company. The Company also acts as a broker in American Depository Receipts.

The Company was required to change its fiscal year-end from November to December for both book and tax purposes for 2009. This change in the Company's fiscal year-end resulted in a one-month stub period that began on December 1, 2009 and ended on December 31 2009.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2009, cash and cash equivalents, as reported on the Statements of Financial Condition represent cash held at a major U.S. financial institution.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

On July 31, 2006, the FASB issued FIN No. 48 (FASB ASC 740-10), "Accounting for Uncertainty in Income Taxes." The Company adopted the provision of uncertain tax positions as addressed in FASB ASC 740-10, on November 29, 2009. FASB ASC 740-10 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. As the Company has no tax positions at December 31, 2009 and is not under taxing authority examination, there is no effect on the Company's financial condition.

3. Related Party Transactions

The Company executes and clears all Australian and New Zealand securities transactions through Goldman Sachs JBWere Ltd., an Australian affiliate, and Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, respectively. The Company pays the affiliates an intercompany service fee for the cost of providing such services. This service fee is calculated based upon a percentage of the commissions earned by the Company for brokering Australian and New Zealand securities transactions. Receivable from affiliates included on the Statement of Financial Condition at December 31, 2009 represents commission receivable earned by the Company for brokering these transactions. Payable to affiliates included on the Statement of Financial Condition at December 31, 2009 represents service fee payable to affiliates and payable to Goldman Sachs for overhead charges.

The Company also provides research services for various affiliates, for which it charges the affiliates a portion of the costs associated with providing such services.

The loan receivable from Parent balance of $15,182,712 includes accrued interest of $182,712 and the loan amount of $15,000,000, which is reflected on the Statement of Financial Condition. The total amount consists of a $3,000,000 loan that bears an interest rate of 7% and matured on January 15, 2010. The remaining $12,000,000 loan bears an interest of 0.25%. The principal and interest on this loan remained outstanding subsequent to year-end, pending renegotiation of terms with the Parent.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As set forth in SEC Rule 15c3-1, a broker-dealer may elect to compute its net capital requirements under the alternative method. The minimum net capital percentage required under the alternative method is 2 percent of aggregate debit items. As a result, this method requires a broker-dealer to maintain minimum net capital equal to the greater of $250,000 or 2 percent aggregate debit balances included in the reserve formula. At December 31, 2009, the Company had net capital of $2,105,187, which is $1,855,187 in excess of its required net capital of $250,000.

5. Income Taxes

As of December 31, 2009, the Company recorded a deferred tax asset of $171,165 which is primarily attributable to the vacation payable accrual and a net operating loss not currently deducted for tax purposes.

6. Commitments

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liability with regard to the right. Additionally, the Company paid the clearing broker no amounts related to these guarantees during the period.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

7. Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by FASB ASC 820 and are either already carried at fair value or at short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company, acting as an agent, executes transactions on behalf of its customers. If the agency transactions do not settle because of failure by either the customer or the counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract amount of the transaction.

9. Retirement Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan"). Employees become eligible for the Plan upon completion of one year of service and reaching the age of twenty-one. Employees may contribute up to 12% of their annual salary to the Plan. The Company will match 50% of the employees' contributions up to 5% of their annual salary. Plan participants become fully vested in the Company's matching contribution after five years of service.

10. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in these financial statements through February 19, 2010, which is the issuance date of these financial statements.